

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 11, 2016

Jonathan Reich
Chief Financial Officer
Zedge, Inc.
22 Cortland Street
14th Floor
New York, NY 10007

>   **Re: Zedge, Inc.**
>   **Amendment No. 1 to Form 10-12G**
>   **Filed April 25, 2016**
>   **File No. 000-55593**

Dear Mr. Reich:

We have reviewed the above-referenced filing and your response letter dated April 25, 2016, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.   In your response to comment 4, you indicate that you do not view the number of impressions or any other similar metric as a material performance indicator. In this regard, please tell us and revise your filings to include those metrics that you believe to be material performance indicators. Alternatively, we continue to believe that you should revise your filing to disclose the number of impressions you delivered per reporting period as well as the average price per impression and changes thereto. Also, consider separately presenting these metrics by both your Android and iOS operating system.

Management

Directors and Executive Officers, page 41

2.   It appears from IDT's securities filings that Mr. Howard Jonas and Mr. Michael Jonas are related. Please revise to state the nature of their relationship pursuant to Item 401(d) of Regulation S-K.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 53

3.   Your response to comment 12 states that there were no issuances of unregistered stock-based compensation within the last three years. Please explain how this statement is consistent with disclosures in the preliminary information statement that suggest that there were such issuances. In this regard, the table in Note 11 on page F-17 shows that you granted options to purchase common stock in fiscal year 2014 and issued common stock upon the exercise of options in fiscal year 2015. Furthermore, on page 37, you disclose that you received $9,000 in proceeds from the exercise of stock options. Please revise your disclosure as needed, or advise us further.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Dov T. Schwell, Esq.
       Schwell Wimpfheimer & Associates